

07008161


RECEIVED
AUG 2 4 2007
161

SEC ... ISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66153

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2006 (MM/DD/YY) AND ENDING 06/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACB BUSINESS SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 19th STREET, NW #400
(No. and Street)

WASHINGTON	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HELEN SULLIVAN (202) 857-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TATE & TRYON, CPAs
(Name – *if individual, state last, first, middle name*)

805 15TH STREET, NW #900	WASHINGTON	DC	20005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HELEN SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACB BUSINESS SERVICES, LLC, as of JUNE 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Helen N. Sullivan
Signature

Managing Director
Title

Notary Public

District of Columbia : SS
Subscribed and Sworn to before me, in my presence,
this 23 day of August, 2007
Notary Public, D.C.
My commission expires 6-14-10

Frank Baltimore
Notary Public, District of Columbia
My Commission Expires 6-14-2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements, Supplementary Schedules, and Report on Internal Control

ACB BUSINESS SERVICES, LLC

June 30, 2007

ACB Business Services, LLC

Contents

TATE



TRYON

A Professional Corporation

Certified Public Accountants and Consultants

THE SOUTHERN BUILDING
. . . .
805 15TH STREET, NW
. . . .
9TH FLOOR
. . . .
WASHINGTON, DC
20005
. . . .
TELEPHONE
202/293-2200
. . . .
FACSIMILE
202/293-2208
. . . .
WWW.TATETRYON.COM

Independent Auditor's Report

To the Board of Directors
ACB Business Services, LLC

We have audited the accompanying statement of financial condition of ACB Business Services, LLC (the Company) as of June 30, 2007, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACB Business Services, LLC as of June 30, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note D to the financial statements, America's Community Bankers, the parent company of ACB Business Services, LLC's sole member, has announced it is pursuing a merger with the American Bankers Association. If approved, the merger is anticipated to be finalized during the fourth quarter of 2007.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tate & Tryon

Washington, DC
August 20, 2007

ACB Business Services, LLC

Statement of Financial Condition

		June 30, 2007
Assets		
Cash and cash equivalents	$	83,745
Deferred costs		498
Total assets	$	84,243
Liabilities and member's equity		
Liabilities		
Due to related parties - Note C	$	957
Accounts payable		4,200
Total liabilities		5,157
Member's equity		
Paid-in capital		140,000
Accumulated deficit		(60,914)
Total member's equity		79,086
Total liabilities and member's equity	$	84,243

The accompanying notes are an integral part of these financial statements.

ACB Business Services, LLC

Statement of Income (Loss)

For the Year Ended June 30, 2007

Revenue		
Interest income	$	3,254
Total revenue		3,254
Expense		
Professional fees		8,859
Other corporate expenses		4,668
Total expense		13,527
Net income (loss)	$	(10,273)

ACB Business Services, LLC is a single-member limited liability company. As such, no shares of stock have been issued. Therefore, no earnings per share data are presented on this financial statment.

The accompanying notes are an integral part of these financial statements.

ACB Business Services, LLC

Statement of Cash Flows

For the Year Ended June 30, 2007		
Cash flows from operating activities		
Net income (loss)	$	(10,273)
Adjustments to reconcile net income to net		
cash used in operating activities:		
Changes in assets and liabilities:		
Deferred costs		(498)
Due to related parties		(25,541)
Accounts payable		4,200
Total adjustments		(21,839)
Net cash used in operating activities		(32,112)
Cash flows from investing activities		-
Cash flows from financing activities		-
Net decrease in cash and cash equivalents		(32,112)
Cash and cash equivalents, beginning of period		115,857
Cash and cash equivalents, end of period	$	83,745

The accompanying notes are an integral part of these financial statements.

ACB Business Services, LLC

Statement of Changes in Member's Equity

	Paid-in Capital	Accumulated Deficit	Total Member's Equity
Balance at July 1, 2006	$ 140,000	$ (50,641)	$ 89,359
Net loss	-	(10,273)	(10,273)
Balance at June 30, 2007	**$ 140,000**	**$ (60,914)**	**$ 79,086**

The accompanying notes are an integral part of these financial statements.

ACB Business Services, LLC

Statement of Changes in Liabilities Subordinated to Claims of Creditors

Subordinated borrowings at July 1, 2006	$ -
Increases	-
Decreases	-
Subordinated borrowings at June 30, 2007	$ -

The accompanying notes are an integral part of these financial statements.

A. Organization and Significant Accounting Policies

Organization: ACB Business Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a single-member limited liability company owned entirely by ACB Business Partners, Inc. (Business Partners).

Basis of presentation: The financial statements include only the accounts of ACB Business Services, LLC.

Income taxes: As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, the Company's financial activity is reported in conjunction with the Federal and State income tax filings of ACB Business Partners, Inc.

Basis of accounting: The Company prepares its financial statements on the accrual basis of accounting. Under the accrual basis of accounting, revenues are recognized when they are earned and expenses are recognized when the underlying obligations have been incurred.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents: For financial statement purposes, the Company considers all highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Concentration of credit risk: The Company maintains its cash in bank deposit accounts that at times exceed Federal deposit insurance limits. The Company does not anticipate any credit losses and has not experienced any such losses in the past.

B. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2007, the Company had net capital of $79,086, which was $29,086 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .07 to one.

C. Related Party Transactions

The Company reimburses America's Community Bankers (ACB) for various vendor invoices billed to the Company but initially paid by ACB. ACB is the sole stockholder of Business Partners. As of June 30, 2007, $957 was owed to ACB for unpaid expense reimbursements.

D. Subsequent Event - Merger with American Bankers Association

ACB has announced that it is pursuing a merger with the American Bankers Association. The merger plan has yet to be approved by the membership of each association. If approved, it is anticipated that the merger would be finalized during the fourth quarter of 2007.

Schedule I
ACB Business Services, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2007		
Net capital		
Total owner's equity	$	79,086
Deduct owner's equity not allowable for net capital		-
Total owner's equity qualified for net capital		79,086
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other deductions or allowable credits		-
Total capital and allowable subordinated borrowings		79,086
Deductions and/or charges:		
Net capital before haircuts on securities positions		79,086
Haircuts on securities		-
Net capital	$	79,086
Aggregate indebtedness		
Accounts payable and amounts due to related parties	$	5,157
Total aggregate indebtedness	$	5,157
Computation of basic net capital requirement		
Minimum net capital required	$	50,000
Excess net capital at 1,500 percent	$	78,312
Excess net capital at 1,000 percent	$	78,570
Ratio of aggregate indebtedness to net capital		0.07 to one

No material difference exists between the net capital presented on this schedule and the net capital computation shown on Part IIA of the company's unaudited FOCUS Report filing for the period ended June 30, 2007. Thus, no reconciliation between these two computations is presented on this schedule.

Schedule II
ACB Business Services, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2007

ACB Business Services, LLC is exempt from the requirements of Rule 15c3-3 under Section k(2)(i). As a result, this schedule is not required to be completed.

Schedule III
ACB Business Services, LLC
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2007

ACB Business Services, LLC is exempt from the requirements of Rule 15c3-3 under Section k(2)(i). As a result, this schedule is not required to be completed.

T A T E



T R Y O N

A Professional Corporation

Certified Public Accountants and Consultants

ACB Business Services, LLC
Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
ACB Business Services, LLC

In planning and performing our audit of the financial statements and supplemental schedules of ACB Business Services, LLC (the Company), for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

THE SOUTHERN BUILDING · · · · 805 15TH STREET, NW · · · · 9TH FLOOR · · · · WASHINGTON, DC 20005 · · · · TELEPHONE 202/293-2200 · · · · FACSIMILE 202/293-2208 · · · · WWW.TATETRYON.COM

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tate & Tryon

Washington, DC
August 20, 2007

END